EXHIBIT 12.1

STEEL DYNAMICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	2002	2003	2004	2005	2006
Interest expense, including amortization of debt issuance costs	$38,513	$38,568	$45,355	$40,277	$39,178
Capitalized interest	11,413	7,820	6,935	730	1,686

Fixed charges (a)	49,926	46,388	52,290	41,007	40,864

Income before taxes and extraordinary items	124,477	75,437	475,033	360,626	631,555
Amortization of capitalized interest	2,932	3,859	3,670	4,073	4,814
Less capitalized interest	(11,413)	(7,820)	(6,935)	(730)	(1,686)

Adjusted earnings (b)	165,922	117,864	524,058	404,976	675,547

Ratio (b) / (a)	3.32x	2.54x	10.02x	9.88x	16.53x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest.  Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.